Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Capitol Investment Corp. IV (the “Company”) on Amendment No. 1 to Form S-1 (File Number 333-219146) of our report dated July 3, 2017, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Capitol Investment Corp. IV as of June 6, 2017 and for period from May 1, 2017 (inception) through June 6, 2017, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

July 31, 2017